Exhibit 99.1

Itaú Unibanco records R$ 5.4 billion profits in the fourth quarter of 2020, with recovery of business and efficient cost management

Figures are up 7.1% from the past three months

São Paulo, February 1, 2021 – Itaú Unibanco recorded managerial recurring income of R$ 5.4 billion in the fourth quarter of 2020, up 7.1% from the previous quarter, with managerial recurring return on equity of 16.1%. This result was driven by the recovery of business, particularly in credit card, payroll loans, vehicle and mortgage loans, in addition to increase in commissions and fees. This increase in the period was also driven by higher volume in loan portfolio, lower provisioning requirement in retail banking segment in Brazil, and client risk rating upgrade in wholesale banking segment in Brazil, as well as higher financial margin.

Managerial recurring income was down 26.1% on a year-on-year basis. Accounting net income totaled R$ 7.6 billion, up 69.0% from the previous quarter, driven by the impact of the sale of the equity interest in XP Inc.

Total loan portfolio[1] was up 20.3% in the 12-month period, totaling R$ 869.5 billion in December 2020, driven by the increase in loan portfolios for individuals and very small, small and middle-market companies, which increased by 6.6% and 33.9%, respectively, in the same period. Highlights are the increase in loan portfolio for individuals compared to the third quarter of 2020, as follows: credit card (11.3%), payroll loans (8.9%), vehicles (8.6%) and mortgage loans (8.6%).

In R$ million (unless otherwise indicated)	4Q20	3Q20	%	2020	2019	%
Managerial Recurring Income	5,388	5,030	7.1	18,536	28,363	-34.6
Recurring Managerial Return on Average Equity - Annualized	16.1%	15.7%	40 b.p.	14.5%	23.7%	-920 b.p.
Total Adjusted Loan Portfolio[1]	869,532	846,994	2.7	869,532	722,567	20.3
NPL 90 days – Total	2.3%	2.2%	10 b.p.	2.3%	3.0%	-70 b.p.

"I'm so glad to realize we were able to live up to the extraordinary challenges brought by the pandemic without having to compromise our focus on customer satisfaction, digital transformation and efficiency. I close my term of office with every confidence that under Milton's expert leadership the Bank will be able to achieve increasingly better results."

Candido Bracher
Itaú Unibanco's current CEO and future member of Board of Directors

Provision for loan losses was down 11.0% from the third quarter of 2020, totaling R$ 5.6 billion, driven by the risk rating upgrade of Wholesale Banking segment clients and to the lower provisioning requirement for expected losses in the Retail Banking segment, both in Brazil.

Default rate for non-performing loans (NPL) over 90 days reached 2.3%, a slightly higher rate of 10 bps from the previous quarter.

Commissions and fees were up 4.1% from the third quarter of 2020. This increase was driven by higher revenues from both issuing and acquiring activities in connection with revenues from cards and by higher gains from the performance rate in fund management.

“In addition to the circumstantial issues arising from the Covid-19 pandemic still impacting the bank’s performance, we continue to live in a particularly competitive and dynamic scenario. We will not be short of challenges in 2021. Against this backdrop, we will expand the operation digitalization process, intended at all times to improve our client experience, increase efficiency and speed up our agenda for growth.” Milton Maluhy Itaú’s Current CFO and CRO and new CEO These increases were partially offset by lower gains with (i) economic-financial advisory services, driven by lower volumes in capital markets; and (ii) current account services, driven by exemption of fees as of November 2020. Non-interest expenses totaled R$ 13.3 billion in the fourth quarter of 2020, up 5.1% from the previous quarter. This increase was driven by higher variable costs as a result of greater economic activity and higher personnel expenses. Moreover, expenses in Latin America rose as a result of foreign exchange variation. Our cost efficient actions allowed a 0.9% reduction in non-interest expenses in the last twelve months. Operational expenses in 2020 contracted nominally 3.0% in Brazil. If we discount the effects of the inflation in the period, the real contraction is 7.6% in 2020. Supporting Clients – Itaú Unibanco continues to be engaged in helping clients and minimizing the effects of the Covid-19 crisis on its business.Accordingly, driven by the reprofiling of repayment conditions for individuals, very small and small companies, loan portfolio totaled R$ 50.8 billion as of December 31, 2020, of which R$ 38.4 billion are intended for individuals and R$ 12.4 billion, for very small and small companies. Additionally, Itaú Unibanco has already allocated R$ 22.3 billion to government programs, of which R$ 3.2 billion during the fourth quarter. The resources were allocated through the National Support Program for Very Small and Small Companies (Pronampe), and financing of companies’ payrolls and other government credit lines, such as the Investment Guarantee Fund (FGI) and the Working Capital for Business Continuity Program (CGPE). Business digitalization has made strong headway. At the end of 2020, digital clients (account holders, credit card holders and companies) totaled 24.2 million, up 16.4% on a year-on-year basis. There was a 92.0% increase in the opening of online accounts (for individuals and companies) on a year-on-year basis. As part of the process of digital transformation and improvement of the banking experience for our 56 million clients worldwide, 60% of technology systems will have migrated to the cloud environment by 2022. Learn more about our earnings on Itaú Unibanco’s Investor Relations website: www.itau.com.br/investor-relations. (1) Includes financial guarantees provided and corporate securities. (2) Result from Insurance Operations includes revenues from insurance, pension plan and premium bonds, net of retained claims and selling expenses. Corporate Communication – Itaú Unibanco imprensa@itau-unibanco.com.br